UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 SUH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Information Contained in this Form 6-K Report

On July 16, 2026, Virax Biolabs Group Limited issued a press release today publishing a shareholder update from Chief Executive Officer James Foster providing context on the Company’s fiscal 2026 Annual Report and subsequent commercial, financing and Nasdaq compliance developments.

Highlights:

•
Audited balance sheet position: As of March 31, 2026, Virax reported cash of $6.4 million, total assets of $8.3 million, total liabilities of $1.0 million, current assets of $6.8 million and current liabilities of $0.7 million.
•
Subsequent financing update: Subsequent to fiscal year end, the Company completed the exercise of preferred investment options for gross proceeds of approximately $3.3 million, further strengthening the Company’s liquidity position and balance sheet.
•
Commercial progress: Subsequent to fiscal year end, Virax announced a multi-country commercial supply agreement with Fosun Diagnostics for ImmuneSelect across six Southeast Asian markets, supporting near-term commercial supply, evaluation activity and potential regional expansion.
•
Disciplined investment: Research and development expenses increased to $3.7 million in fiscal 2026 from $2.0 million in fiscal 2025, while general and administrative expenses decreased to $2.7 million from $4.0 million and net loss decreased to $5.0 million from $6.1 million.

•
Nasdaq compliance: Following the Company’s 1-for-25 share consolidation, Nasdaq confirmed that Virax had regained compliance with the minimum bid price requirement under Nasdaq Marketplace Rule 5550(a)(2).
•
Valuation backdrop: Based on the closing price of $3.74 on July 14, 2026, Virax’s public market valuation remained below its audited cash balance and shareholders’ equity attributable to ordinary shareholders, notwithstanding the subsequent financing and recent commercial progress. Management believes the current public valuation does not fully reflect the Company’s audited financial position, clinical and development programs, commercial progress or strategic assets.

A copy of the press release dated July 16, 2026 is included as Exhibit 99.1 to this report.

Exhibits

Exhibit No	Description

99.1	Press release dated July 16, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	July 9, 2026	By:	/s/ James Foster
James Foster, Chief Executive Officer